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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

              (RULE 13d-101 INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a))

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)*

                      Integrated Healthcare Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   45821T 10 8
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                                 (CUSIP Number)

     William E. Thomas, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506
                                 (951) 782-8812
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 18, 2008
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

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CUSIP No. 45821T 10 8                 13D                         Page 2 of 6

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1. Names of Reporting Persons.

     WILLIAM E. THOMAS
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) |_|
     (b) |X|
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3.   SEC Use Only

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4.   Source of Funds (See Instructions) OO (1)
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) |_|

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6.   Citizenship or Place of Organization UNITED STATES
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               7.   Sole Voting Power
 NUMBER OF          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           9,798,498 (2)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           9,798,498 (2)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0 (2)
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person 9,798,498 (2)
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12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) |_|
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13.  Percent of Class Represented by Amount in Row (11) 6.1% (1)
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14.  Type of Reporting Person (See Instructions) IN
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(1) No funds were used in making the disposition described in this Schedule 13D.

(2) The calculations contained on this page include 50,000 shares that may be acquired by Reporting Person within 60 days pursuant to a director stock option and assume 161,973,929 shares of Issuer's common stock are outstanding. The information set forth in Items 4, 5 and 6 is incorporated herein by reference.


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CUSIP No. 45821T 10 8                 13D                         Page 3 of 6

         Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Reporting Person hereby files this Amendment No. 1 to
Schedule 13D ("Amendment") with the Securities and Exchange Commission ("Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on July 12, 2007 relating to the common stock of Issuer.

         All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D
(the "Schedule 13D"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in the Schedule 13D and this Amendment are to the rules and regulations promulgated under the Exchange Act.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is amended and supplemented to reflect that no funds were used in the disposition of Reporting Person's warrant as described in Item 4.


ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         On July 18, 2008, Issuer, Reporting Person and Kali P. Chaudhuri, M.D., ("Chaudhuri"), entered into a Securities Purchase Agreement ("SPA"). Also on July 18, 2008, Reporting Person gifted the remainder of his warrant to purchase shares of Issuer's common stock to Chaudhuri, as the warrant was transferable (subject to compliance with securities laws) and Reporting Person did not intend to exercise the warrant. The transferred warrant covered 4,895,712 shares of Issuer's common stock, had an exercise price of $0.15 per share, and was scheduled to expire on or about July 27, 2008.

         Under the SPA, Issuer agreed to register for resale securities owned by Reporting Person and Chaudhuri following demand pursuant to the SPA. The SPA provides Reporting Person and Chaudhuri with pre-emptive rights to maintain their respective levels of ownership of Issuer's common stock by acquiring additional equity securities concurrent with future issuances by Issuer of equity securities or securities or rights convertible into or exercisable for equity securities. These pre-emptive and registration rights superseded and replaced their existing pre-emptive and registration rights contained or incorporated by reference in the Rescission, Restructuring and Assignment Agreement described in Items 4 and 6 of the Schedule 13D. Reporting Person affirmatively disclaims that Reporting Person and Chaudhuri are acting as a group with respect to such rights. Reporting Person may exercise his pre-emptive rights as opportunities present themselves.

         The shares of Issuer's common stock held by Reporting Person are subject to a limited irrevocable proxy in favor of Bruce Mogel ("Mogel"), as previously described in Item 4 of the Schedule 13D and further described in Item 5(b) of this Amendment. Reporting Person intends to contact and consult with members of Issuer's board of directors, management and other stockholders of Issuer with regard to the election of directors, the voting of the proxy granted to Mogel, and other governance matters. Reporting Person intends to encourage Issuer to maximize stockholder value through refinancing of Issuer's secured credit facilities.

         Except as set forth in the Schedule 13D, as amended by this Amendment, Reporting Person currently has no plans or proposals that relate to or would result in any of the following matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D: (a) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;
(d) any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Issuer; (f) any other material change in Issuer's business or corporate structure; (g) any changes in Issuer's charter, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of Issuer by any person; (h) causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Issuer becoming eligible for termination of the registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters.

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CUSIP No. 45821T 10 8                 13D                         Page 4 of 6


         References to, and descriptions of the proxy and SPA in this Item 4 are qualified in their entirety by reference to Item 5 of the Schedule 13D, as amended hereby, and by reference to the full text of those documents, which are attached or incorporated by reference as exhibits hereto.


ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         (a) See Item 4 above. Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of up to 9,798,498 shares of common stock (see Items 3, 4 and 6), including 9,748,498 outstanding shares and 50,000 shares that Reporting Person may acquire within 60 days upon exercise of a stock option granted under Issuer's 2006 Stock Incentive Plan to Reporting Person in his capacity as a member of Issuer's board of directors. The 9,798,498 shares represent a beneficial ownership interest of approximately 6.1% of Issuer's common stock, as calculated pursuant to Rule 13d-3(a). The 9,748,498 outstanding shares currently owned by Reporting Person represent approximately 6.0% of Issuer's 161,973,929 outstanding shares.

         (b) As indicated in Item 4, Reporting Person shares voting power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a) above. Reporting Person has sole dispositive power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a) above. However, Reporting Person has agreed, pursuant to the proxy granted to Mogel, that Reporting Person shall not, without prior written consent of Mogel, take or permit any action, prior to termination of the proxy, to directly or indirectly (i) sell, give, assign, transfer, exchange, pledge or otherwise dispose of or encumber, or make any offer or agreement relating to any of the foregoing with respect to, any of the shares that are the subject of the proxy, except where the proxy shall remain in full force and effect with respect to such shares after the consummation of the transaction, (ii) deposit any of the shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the shares or grant any proxy or power of attorney with respect to any of the shares, or (iii) with respect to stockholder votes or actions with respect to which Mogel would be authorized to exercise the proxy, vote or attempt to vote any of the shares at any meeting of Issuer's stockholders or in any action by written consent of Issuer's stockholders in lieu of a meeting, except in a manner reasonably requested by Mogel.

         (c) Except as described herein, Reporting Person has not effected any transactions in the common stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 and 5 of this Amendment.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is amended to read as follows:

Exhibit       Description
-------       -----------

   1 Rescission, Restructuring and Assignment Agreement, dated as of January 27, 2005, by and among Issuer, Kali P. Chaudhuri, M.D., William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   2 Payment Agreement dated as of January 31, 2005, by and among Issuer, Reporting Person, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A No. 2 filed by Kali P. Chaudhuri, M.D. on March 10,
         2005)


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CUSIP No. 45821T 10 8                 13D                         Page 5 of 6


Exhibit       Description
-------       -----------


   3 Form of Stock Purchase Warrant dated as of January 27, 2005, by and between Issuer and Reporting Person (incorporated by reference to Exhibit B-2 that is attached to Exhibit 99.1 to Issuer's Current Report on Form 8-K filed on February 2, 2005)

   4 Irrevocable Proxy dated as of July 2, 2007 by and between Bruce Mogel, as grantee, and Reporting Person, as grantor, and Amendment No. 1 dated July 11, 2007 (incorporated by reference to Exhibit 2 to the Schedule 13D filed by Bruce Mogel on July 12, 2007)

   5 Securities Purchase Agreement, dated effective as of July 18, 2008, among Issuer, Reporting Person, and Kali P. Chaudhuri, M.D. (incorporated by reference to Exhibit 10.1 of Issuer's Current Report on Form 8-K filed on July 21, 2008)





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CUSIP No. 45821T 10 8                 13D                         Page 6 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      July 22, 2008
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                                                          (Date)

                                            /s/ William E. Thomas, an individual
                                            ------------------------------------
                                                        (Signature)